[redacted]

08002462

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone (310)575-6057
Facsimile (310)478-8776

SEC Mail
Mail Processing
Section

MAY 08 2008

Washington, DC
106

May 7, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed are copies of each of the i) form letter to Members regarding the Westfield Group Quarterly Operational Presentation, ii) the Westfield Group 1st Quarter Review dated as of May 7, 2008, iii) form letter to Members regarding the Westfield Group's Quarterly Operational Presentation (1st Quarter 2008) given by Steven Lowy, and iv) a transcript of the Westfield Group's Quarterly Operational Presentation (1st Quarter 2008) given by Steven Lowy. The form letter(s) containing these items were sent to the Members of Westfield Holdings Limited on May 7, 2008. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of these documents, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

PROCESSED
MAY 13 2008
THOMSON REUTERS

Yours Truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

May 7, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed are copies of each of the i) form letter to Members regarding the Westfield Group Quarterly Operational Presentation, ii) the Westfield Group 1st Quarter Review dated as of May 7, 2008, iii) form letter to Members regarding the Westfield Group's Quarterly Operational Presentation (1st Quarter 2008) given by Steven Lowy, and iv) a transcript of the Westfield Group's Quarterly Operational Presentation (1st Quarter 2008) given by Steven Lowy. The form letter(s) containing these items were sent to the Members of Westfield Holdings Limited on May 7, 2008. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of these documents, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

7 May 2008

SEC Mail Processing Section

MAY 18 2008

Washington, DC
106

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
1st QUARTER 2008 - REVIEW

Attached is a transcript of the presentation given by Steven Lowy in connection with the Group's Quarterly Operational Presentation (1st Quarter 2008), as released to the market this morning. The presentation includes confirmation of previous forecasts for both operational segment earnings growth and the full year distribution for FY08.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield

MARCH 2008 QUARTERLY REVIEW – TRANSCRIPT

Wednesday 7 May 2008

Steven Lowy

Good morning ladies and gentlemen.

I would like to welcome you all to our 1st Quarter Review for the 3 months ended 31 March 2008. With me today is Peter Lowy and Group CFO, Peter Allen.

We are pleased with the Group's operating performance for the first quarter of 2008.

Notwithstanding the current economic conditions, the characteristics of our portfolio as well as our active approach to asset enhancement over the years from development and redevelopment, enables the portfolio to be resilient throughout various economic cycles.

As we noted at our Full Year Results presentation in February, the Group's property income is received from a diverse range of almost 23,000 retail outlets on long term leases, in 118 shopping centres across 4 markets – with 98% of rental income from minimum contracted base rents, and only 2% received from turnover based rents.

In our recent Shopping Centre Operational Performance Report, for the year ended 31 December 2007, we reported that the weighted average initial term of the Group's leases was 15 years with a current unexpired term of 8 years – and over the next 10 years the amount of GLA, expiring in any one year, is less than 10%.

The Group continues to focus on development and redevelopment particularly at a time when others may not have the capacity to do so to enhance future growth of the portfolio.

This is demonstrated by the relative retail sales out performance this quarter of many centres in the portfolio that have recently been redeveloped – such as Century City and Garden State Plaza in the United States, Bondi Junction, Chermside, and Parramatta in Australia, and Albany in New Zealand. In the UK, it is pleasing to note that our recent development has propelled Derby up 15 places in the UK retail rankings.

The Group also remains focussed on maintaining a strong financial position with low gearing, strong underlying cash flows from quality real estate and substantial available liquidity, currently in excess of $7 billion following our recent 144a bond issue of US$1.1 billion.

Turning now to the activity of the 1st Quarter, it is clear from what we are seeing across our regions, despite a softening in the economic environment, demand from retailers continues for both new and existing space. Global occupancy remains at high levels and solid comparable specialty rental growth continues to be achieved.

Since our last update there has been no material change to the timing, cost or yield range of the current projects underway and I am pleased to report that the lease up of our major projects is going well.

We anticipate the completion of 9 major projects during 2008 at a total forecast cost of $5.3 billion (with our share at $3.5 billion). We are pleased by the successful openings last month of the first stages at Doncaster and Geelong both in Victoria.

Turning now to the key Operating Statistics on Slide 4:

Almost full occupancy was maintained in Australia, New Zealand and the UK.

In the United States the portfolio was **92.8% leased.**

This includes the impact of the recently acquired centres in Florida, Broward and Westland, which have been included for the first time and accounted for a 20 basis point drop in overall leasing.

Excluding these new acquisitions, the US portfolio was 93% leased at the end of March which is 40 basis points less than March last year. This is consistent with the leasing position reported at December '07 compared to December '06.

Overall, Specialty store rental growth continues to be solid.

Comparable average specialty store rent at 31 March increased by 4.8% in Australia and New Zealand.

In the UK, comparable average specialty store rent at 31 March increased by 4.1%.

In the US portfolio, comparable average specialty store rent at 31 March increased by 3.8%. New mall shop rents for the 3 months to March averaged US$52.43 a square foot, a 27.9% increase over expiring rents or a 23.7% increase excluding new developments.

Turning now to Retail Sales on Slide 5:

Overall sales in each region were affected by the early timing of Easter this year in March compared with April last year which resulted in between 1 and 2 less trading days in March this year. Thus a more accurate picture of sales will be viewed at the end of the 1st half.

From the detail you can see **Sales in the Australian portfolio** for the rolling 12 months totalled $20.0 billion, with total comparable sales up 5.9% for the 12 months and specialties up 6.7%.

For the March quarter, specialty sales were up 5.2%, reflecting strong performances in both January and February with slowing growth in March notwithstanding the impact of an early Easter.

Sales in the New Zealand portfolio for the year totalled NZ$1.9 billion with comparable total sales up 2.1% and specialties up 0.5%. Comparable sales in the March quarter slowed to 0.2% with specialties at negative 2.2%.

As I mentioned at our Full Year Results the retail sales in New Zealand continue to reflect the general slowdown in the economy, the impact of unseasonably warm and dry weather during the quarter and additional competition in the Auckland market.

Overall, total specialty shop sales in the US portfolio for the rolling 12 months were US $7.2 billion representing a 0.7% increase on a square foot basis for the 12 months to March. Sales growth for the quarter was negative 1.5% reflecting the slowing conditions, the timing of Easter and one week less in the January sales calendar this year when compared to the same quarter last year.

Sales in the west coast continue to perform relatively better than the mid-west and the east coast.

In the UK, reported statistics show total sales for the 12 months to 31 March up 3.7% and comparable sales up 1.6%. For the March quarter comparable sales were up 0.8% – with positive sales growth in January and February and slowing growth in March reflecting both the economic trend in the UK and the impact of Easter.

London continues to post much stronger retail sales growth than the rest of the UK with comparable growth up 7.1% for the 12 months and up 5.0% for the March quarter.

Turning now to our Global Development Update on Slides 6 & 7:

Currently the Group has 12 major projects underway at a total cost of $5.7 billion (with our investment at $3.8 billion). As I noted earlier, since our last update there has been no material change to the timing, cost or yield range of the current projects underway and the lease up of all of our major projects is going well. A minor increase in yields in Australia and New Zealand has been offset by a minor yield reduction in the United States.

During the quarter, in Australia we have successfully opened the first stages of 2 current projects in Victoria – at Geelong and Doncaster in Melbourne with final stages remaining on track to open in the 3rd and 4th quarters of this year, respectively.

Later this month our 3rd project in Victoria, the $210 million redevelopment at Plenty Valley is on schedule to open on the 22nd of May with our forecast yield range on this project increasing 20 basis points to 10.0% – 10.5%.

The opening of these 3 projects in Victoria represents the addition of 600 new shops into this market. I am pleased to report that the leasing is going well for all 3 projects and we expect each to open fully leased.

Likewise our progress on the NZ$70 million redevelopment at Manukau in Auckland is going well and as a result, our forecast yield range expectation has increased by 30 basis points to 9.0% - 9.5%. The specialty shops have already opened fully leased and we expect to open the final stage in the 3rd quarter this year.

In both cases, the yield enhancement has been achieved from a combination of construction cost savings and achieving higher rents than forecast.

In the United States, the US$115 million redevelopment of Plaza Bonita in San Diego, California is currently 93% leased with the first stage specialties now open and the opening of the final stage on schedule for June/July this year.

The lease up of our other two projects opening in the US in 2008 are also making good progress. Currently the US $240 million project at Southcenter in Seattle is 93% leased up from 89% at the last report and the opening now brought forward a couple of months to the 3rd quarter.

The first stage of the US$260 million project at Galleria at Roseville in Sacramento is currently 98% leased and this is up from 93% leased at the last report, with the target yield range reducing slightly.

In the United Kingdom, during the quarter we were pleased to announce the opening on October 30th this year of our major project at Westfield London with the Cinema and Leisure component scheduled to open in the 2nd quarter of 2009.

Currently excellent construction and leasing progress is being made on all of the major elements of this project. In total, leases exchanged or agreed are at 88% up from the 75% reported at February, with strong demand continuing for the remaining tenancies.

Our anchors, Debenhams, House of Fraser, Marks and Spencer and Next have commenced their fit outs and we are now preparing for the next wave of hand-overs to more than 40 major space users including well known high street names such as Top Shop, Zara, River Island, and H&M.

Overall, we are very excited about this project and believe that on completion Westfield London will be one of the world's leading shopping centres and one of the flagships of the Group's portfolio.

As part of this presentation, we have also included current construction visuals of Westfield London to give you a better sense of the scope of works and progress on the ground. In particular, I would like to refer you to slide 9 detailing an internal image of Westfield London. Just 13 months ago this area was the London Underground rail sidings. Our London team has made enormous progress to construct this area which is expected to open on October 30th.

Turning now to our Future Projects on Slide 10

During this year, we expect to commence over $4.0 billion of new projects, including Stratford City in East London, at the site of the 2012 London Olympics, in the next few months and Sydney City in Australia by the end of the year.

Set to rejuvenate the heart of the city our Sydney City development will represent the next generation in retail. Offering the best in local and international brands and located on Australia's best retail site, with the highest department store sales in the country.

On delivery of this landmark project, Westfield Sydney City will also become one of the Group's global flagships, and join the ranks of other major downtown developments in the Westfield portfolio such as the San Francisco Centre, Century City in Los Angeles and Westfield London.

Before closing we would like to reconfirm the forecast for 2008 that Operational Segment earnings growth per security, on a constant currency basis, will be similar to last year and that the Group's distribution forecast remains at 106.5 cents per security.

Ladies and gentlemen, that concludes our update for today and I would like to now open the call up for questions.

Q&A Session.

Thank you & good morning.

82-35029

7 May 2008

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
1st QUARTER 2008 - REVIEW

The Westfield Group Quarterly Operational Presentation is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

82-35029

Westfield Group

1st Quarter Review
31 March 2008

7 May 2008

Westfield

1st Quarter Review

- Highlights
- Shopping Centre Operating Performance
- Retail Sales Overview
- Global Development Activity
- Current Projects
- Future Major Projects
- Appendices

Note: All figures within this presentation are presented in Australian dollars unless otherwise stated

Westfield

Highlights

Resilient Business Model

- Strong financial position supported by stable cash flows – contracted long term leases (98% of rental income derived from base rent), diversified across 23,000 retail outlets
- Value creation through redevelopment and intensive management of the portfolio

Operations

- High occupancy levels across all markets and continued demand from retailers for space
- Solid comparable specialty rental growth
- Continued sales growth in Australia and the United Kingdom, while slowing in the United States and New Zealand

Development

- Continued demand for new space from retailers
- Currently 12 major projects under construction at a forecast cost of $5.7 billion (WDC share $3.8 billion)
- Anticipate the completion of 9 projects during 2008 at a total cost of $5.3 billion (WDC share $3.5 billion)
- Forecast to commence over $4.0 billion of new projects in 2008

Westfield

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent	
			Number	Area	Amount[1]	Growth[3]
Australia & New Zealand	> 99.5%	16.7%	652	77,421 sqm	$1,280 psm NZ$1,045 psm	4.8%
United States	92.8%[4]	15.1%	268	689,436 sqf	US$45.20 psf	3.8%
United Kingdom	> 99%	n/a	52	21,759 sqm	£659 psm	4.1%

[1] *As at 31 March 2008*
[2] *3 months to 31 March 2008*
[3] *31 March 2008 compared to 31 March 2007*
[4] *Includes impact of the recently acquired Broward and Westland centres resulting in a 20 bps reduction in Portfolio Leased*

Retail Sales Overview

	Period to 31 March 2008		
	MAT	12 months Growth	3 months Growth
Australia[1]			
Majors		3.9%	4.6%
Specialties		6.7%	5.2%
Total	$20.0 bn	5.9%	5.3%
New Zealand[1]			
Specialties		0.5%	(2.2)%
Total	NZ$1.9 bn	2.1%	0.2%
United States[2]			
Specialties	US$7.2 bn	0.7%	(1.5)%
United Kingdom[3]			
National[1]		1.6%	0.8%
London[1]		7.1%	5.0%
Total	n/a	3.7%	3.5%

[1] *Sales growth figures are reported on a comparable basis*
[2] *2008 trailing 12 months sales of $462 per sqf compared to 2007 sales of $459 per sqf (as per US industry practice)*
[3] *British Retail Consortium-KPMG retail sales report*

Westfield

Global Development Activity

- 12 major projects currently under construction with an estimated total cost of $5.7 billion (WDC share $3.8 billion)

	No. of Projects	Estimated Total Cost	Target Weighted Average Yield[1]
United States	7	US$1.1 bn	8.60 – 9.10%
Australia & New Zealand	4	$1.1 bn	8.40 – 8.90%
United Kingdom – London	1	£1.6 bn	5.25 – 5.75%
Total	**12**	**$5.7 bn**	

- Expect to commence over $4.0 billion of new projects in 2008 including Stratford City (London) and Sydney City

[1] *Stabilised income/Westfield Group cost*

Anticipated 2008 Completions

- Anticipate the completion of 9 major developments during 2008 at a gross cost of $5.3 billion (WDC share $3.5 billion)

	Project Cost million	Yield Range	Anticipated Completion
Plaza Bonita (California)	US$115	10.00 – 10.50%	Qtr 2 '08
Plenty Valley (Melbourne)[1]	$210	10.00 – 10.50%	Qtr 2 '08
Geelong (Geelong)[1]	$210	8.50 – 8.80%	Qtr 3 '08
Manukau (Auckland)	NZ$70	9.00 – 9.50%	Qtr 3 '08
Southcenter (Washington)	US$240	10.00 – 10.50%	Qtr 3 '08
Doncaster (Melbourne)[1]	$600	7.75 – 8.25%	Qtr 4 '08
Galleria at Roseville – Stage 1 (California)	US$260[2]	7.75 – 8.00%[2]	Qtr 4 '08
London (United Kingdom)[3]	£1,600	5.25 – 5.75%	Qtr 4 '08
Topanga – Stage 2 (California)	US$50	9.50 – 10.00%[4]	Qtr 4 '08

[1] Joint venture centre
[2] Project cost and yield range of entire project
[3] Westfield Group project cost approximately £1.0 billion
[4] Yield range of entire project – Stage 1 (US$300million) completed and opened

Westfield



London (UK)
Aerial

Westfield



London (UK)
Internal Construction

Future Major Projects

United States

- Broward (Florida)
- Century City Phase II (California)
- Fashion Square (California)
- Montgomery (Maryland)
- North County (California)
- Palm Desert (California)
- Plaza Camino Real (California)
- Southcenter (Stage 2) (Washington)
- Southgate (Florida)
- UTC (California)
- Valley Fair (California)
- West Covina (California)
- West Valley (California)
- World Trade Center (New York)

Australia & New Zealand

- Albany (NZ)
- Belconnen (ACT)
- Booragoon (WA)
- Carindale (QLD)
- Fountain Gate (VIC)
- Innaloo (WA)
- Macquarie (NSW)
- Marion (SA)
- Mt Gravatt (QLD)
- Newmarket (NZ)
- North Lakes (QLD)
- Pacific Fair (QLD)
- Riccarton (NZ)
- Sydney City (NSW)
- Tea Tree Plaza (SA)
- Tuggerah (NSW)
- Warringah (NSW)
- West Lakes (SA)

United Kingdom

- Bradford
- Guildford
- Merry Hill
- Nottingham
- Sprucefield (Northern Ireland)
- Stratford City (London)

Westfield Group

1st Quarter Review
31 March 2008

APPENDICES

Portfolio Summary as at 31 December 2007

	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	7	12	118
Retail Outlets	8,735	11,430	926	1,672	22,763
GLA (million sqm)	5.8	3.5	0.4	0.4	10.1
Westfield Asset Value (billion)[1]	US$16.1	$20.0	£0.9	NZ$3.1	$43.2
Assets Under Management (billion)[2]	US$19.4	$28.2	£4.4	NZ$3.3	$63.2

Gross Lettable Area


UK
4%
Australia
35%
US
57%
NZ
4%

Assets Under Management


UK
16%
Australia
44%
US
35%
NZ
5%

[1] *WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment*
[2] *WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment*
Note: Exchange rates as at 31 December 2007 were AUD/USD 0.8785, AUD/GBP 0.4383, AUD/NZD 1.1341

Westfield

82-35029

Current Projects

United States – Approx US$1.1 billion

	Project Cost US$ million	Yield Range	Anticipated Completion
Plaza Bonita (California)	115	10.00 – 10.50%	Qtr 2 '08
Southcenter (Washington)	240	10.00 – 10.50%	Qtr 3 '08
Topanga – Stage 2 (California)	50	9.50 – 10.00%[1]	Qtr 4 '08
Galleria at Roseville (California)	260	7.75 – 8.00%	Qtr 4 '08/Qtr 4 '09
Culver City (California)[2]	170	7.75 – 8.25%	Qtr 4 '09
Santa Anita (California)	120	6.80 – 7.30%	Qtr 4 '09
Valencia (California)[3]	120	9.25 – 9.75%	Qtr 4 '09
Total	**1,075**	**8.60 – 9.10%**	

[1] *Yield range of entire project – Stage 1 (US$300million) completed and opened*
[2] *Previously known as Fox Hills*
[3] *Joint venture centre*

Current Projects
Australia & New Zealand – Approx $1.1 billion

	Project Cost $ million	Yield Range	Anticipated Completion
Plenty Valley (Melbourne)[1]	210	10.00 – 10.50%	Qtr 2 '08
Geelong (Geelong)[1]	210	8.50 – 8.80%	Qtr 3 '08
Manukau (Auckland)	NZ 70	9.00 – 9.50%	Qtr 3 '08
Doncaster (Melbourne)[1]	600	7.75 – 8.25%	Qtr 4 '08
Total	**1,081**	**8.40 – 8.90%**	

[1] *Joint venture centre*

Current Projects
United Kingdom – Approx £1.6 billion

	Project Cost £ million	Yield Range	Anticipated Completion
London	1,600[1]	5.25 – 5.75%	Qtr 4 '08

[1] *Westfield Group project cost – approximately £1.0 billion*

Comparable Retail Sales Growth by Category

Australia

	Period to 31 March 2008	
	12 months	3 months
Department Stores	3.9%	6.0%
Discount Department Store	3.6%	4.5%
Supermarkets	3.4%	3.9%
Cinemas	6.7%	8.7%
Fashion	5.3%	2.3%
Food Catering	5.9%	4.8%
Food Retail	3.7%	5.8%
Footwear	5.4%	7.1%
General Retail	6.4%	4.5%
Homewares	3.7%	(0.5)%
Jewellery	10.4%	5.9%
Leisure	13.2%	13.0%
Retail Services	8.1%	5.7%
Specialties	**6.7%**	**5.2%**
Total	**5.9%**	**5.3%**

82-35029

Specialty Retail Sales Growth by Category

United States

	Period to 31 March 2008	
	12 months	3 months
Fashion	(3.5)%	(2.5)%
Jewellery	(6.4)%	(2.0)%
Leisure	11.6%	1.5%
Food retail	2.6%	(0.8)%
General retail	2.9%	(1.9)%
Cinemas	12.2%	0.8%

Westfield

END